

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Eli Baker
Secretary and Vice Chairman
DEAC NV Merger Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067

> **Re: DEAC NV Merger Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 13, 2020**
> **File No. 333-235805**

Dear Mr. Baker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed February 13, 2020

Unsuitable Persons, page 35

1. We note your revised disclosure in response to our prior comment 3. Your disclosure states that all Stockholder Parties have agreed and acknowledged the application of the provisions concerning unsuitability that are contained in your proposed charter. Please explain whether these provisions apply only to the Stockholder Parties, or if they apply to all holders of New DraftKings common stock. To the extent they apply to all holders, please state whether the holder is agreeing to the relevant provisions in your proposed charter by voting to approve the Business Combination Proposal and the relevant Advisory Charter Proposal I. Please include similar disclosure on page 141 where you discuss the relevant proposal. We also note your revised disclosure on page 207 where

you state that gaming authorities have the right to investigate "certain individuals or entities" to determine suitability. Please disclose the particular entities or individuals that could be subject to such investigation.

"DraftKings primarily relies, and we will rely, on Amazon Web Services . . .", page 54

2. We note your response to comment 5, and your statements that "[alternative] providers could host DraftKings' platform on a substantially similar basis to AWS," and that "transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and DraftKings may incur significant one-time costs." In order to provide investors context as to the importance of this contract to your business, please disclose these statements in your filing.

"New DraftKings' amended and restated articles . . .", page 86

3. We note your response to our prior comment 30. We further note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. It appears that your exclusive forum provision applies to Securities Act claims. If so, please revise your risk factor to state that there is uncertainty as to whether a court would enforce such a provision.

Background of the Business Combination, page 98

4. We note your response to comment 10, and your amended disclosure throughout this section, but your amended disclosure is not completely responsive to our comment. Where you describe that certain terms, such as the "super voting" or earnout shares, were being negotiated by the parties, please provide more detail as to each party's position on such issues and how you reached agreement on the final terms. For example, you disclose on page 100 that "[t]he term sheet noted that the parties were discussing the potential to issue a separate class of 'super-voting' shares as part of the consideration payable in the transaction." Please provide more detail about these discussions, and how the parties reached an agreement on final terms. Do the same for other negotiated terms, including the inclusion of earnout shares, the determination of the amount of the Minimum Proceeds Condition and the related private placement, and the decision to cash out certain DraftKings stockholders, as applicable.

5. We note your response to comment 11, and your amended disclosure on pages 98 through 100 of your filing, but we were unable to find disclosure responsive to our comment. In this regard, please discuss negotiations regarding the proposed valuation of the transaction, including how you ended up with the valuations used in determining the consideration payable to DK Equityholders and SBT Equityholders. For example, please explain how the parties determined that the consideration be based on valuations of $2,055,241,409 and €407,211,831, and how that valuation amount was determined.

6.   We note your response to comment 12, and your amended disclosure that "[d]iscussions with the third potential target did not progress to detailed negotiations because we ultimately determined that the target business would not be as attractive to DEAC and its stockholders as a business combination with DraftKings and SBT." Please briefly describe why this business was not as attractive to DEAC and its stockholders as a business combination with DraftKings and SBT.

The Private Placement, page 98

7.   We note your disclosure that: "[i]n order to satisfy the Minimum Proceeds Condition, DEAC entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, DEAC agreed to issue and sell in private placements an aggregate of 30,471,352 shares of DEAC Class A common stock to the PIPE Investors for $10.00 per share, plus the issuance by DEAC to the PIPE Investors of an aggregate of 3.0 million warrants to purchase shares of DEAC common stock, which warrants are identical to our public warrants." Please tell us why you are registering these private placement shares on this registration statement. In this regard, it appears from your disclosure on page 98 and the subscription agreement contained in Annex C that investors in the private placement have been offered shares of New DraftKings, and agreed to pay for and take delivery of shares of New DraftKings.

Market Access and Compliance Platform, page 192

8.   We note your response to comment 20. With a view towards understanding your business model, please briefly disclose the terms of each of the agreements discussed in this section.

Legal Proceedings, page 202

9.   We note your response to comment 25. Please revise your disclosure relating to this litigation to state, if accurate, that you are unable to provide a meaningful estimate of the possible loss or range of possible loss, including the reasons why. Please also disclose, if accurate, that you do not believe that the outcome of this proceeding will have a material adverse effect on the combined company's financial condition, although the outcome could be material to the combined company's operating results for any particular period, depending, in part, upon the operating results for such period. Please also disclose the outcome of the status conference held on January 8, 2020.

Index to Financial Statements, page F-1

10.   Please update the financial statements (and associated information in the filing) for all entities in the filing pursuant to Rules 3-12(b) and (d) and 8-08(b) of Regulation S-X as appropriate.

       You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Trade & Services

cc: Elliott Smith